SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 December 2016

CHANGES TO COMMITTEE MEMBERSHIP

Further to the Company's announcement on 29 March 2016 relating to the retirement of Scott Wheway as a director of the Company with effect from 31 December 2016, Aviva plc announces the following changes to the membership of its Board Committees:

Claudia Arney, Independent Non-Executive Director of Aviva plc, will be appointed as Chair of the Governance Committee and as a member of the Risk Committee, having joined the Company on
8 February 2016.  Claudia is currently a member of the Governance, Remuneration and Nomination Committees.

Claudia will also join the Board of Aviva UK Digital Limited as an Independent Non-Executive Director.

All of the changes will be effective 1 January 2017.

Scott will continue as Chairman of Aviva Insurance Limited, the Group's general insurance subsidiary.

This announcement is made pursuant to Listing Rule 9.6.11.
Enquiries:

Media

Sarah Swailes                                                                           +44 (0)78 0069 4859
Andrew Reid                                                                            +44 (0)20 7662 3131

Analysts

Chris Esson                                                                              +44 (0)20 7662 8115

Notes to editors:

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Aviva provides life insurance, general insurance, health insurance and asset management to 33 million customers, across 16 markets worldwide

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In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

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Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £289 billion in assets.

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Aviva helps people save for the future and manage the risks of everyday life; we paid out £30.7 billion in benefits and claims in 2015.

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By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

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The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

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For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

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For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

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Follow us on twitter: www.twitter.com/avivaplc/

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Follow us on LinkedIn: www.linkedin.com/company/aviva-plc

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For the latest corporate films from around our business, subscribe to our YouTube channel: www.youtube.com/user/aviva

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 December 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary